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Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: AdvancePCS
Subject Company Commission File No.: 000-21447

On September 23, 2003, Caremark Rx, Inc. posted the following information on its website concerning the proposed merger with AdvancePCS:

Updates to Website Frequently Asked Questions

Q.
The company expects to obtain $125 million in synergies within twelve months of closing the transaction. Can you be more specific in terms of where you expect to achieve the $125 million in synergies?

We anticipate that approximately 75% of the $125 million in synergies will be related to purchasing efficiencies. These synergies were calculated by an independent third party's review of existing purchasing relationships and practices of both companies. In addition, the $125 million in synergies includes eliminating duplicate public company expenses (e.g., duplicate executive expenses, insurance policies, securities filings, stock exchange expenses, etc.).

The $125 million in synergies does not include any revenue enhancements derived from cross selling opportunities or higher profitability due to increased mail order penetration. These enhancements, as well as further purchasing synergies and efficiencies, are anticipated to begin occurring subsequent to year one.

Q.
When will you know what your net new business wins are for 2004?

There is still a robust pipeline of potential new clients that haven't made final decisions on where to award their business for 2004. We anticipate that most of those decisions will be made later this year. As usual, we are planning to update shareholders on net new business along with Caremark's third quarter earnings release.

Similarly, AdvancePCS also will update shareholders on new business prospects during its September quarter earnings call.

Q.
Was this transaction necessary to maintain Caremark's growth trends—particularly net new business levels?

Absolutely not. As you are aware, both companies have been performing very well. Caremark has enjoyed significant net new business wins of between $400 million and $800 million over the course of the last four years—with the exception of last year's record new business total of $1.3 billion. We believe that this demonstrates plan sponsors' beliefs that Caremark adds value in helping them control their drug spending.

Potential new business wins had nothing to do with our decision to combine Caremark and Advance PCS.

This transaction is expected to create enhanced growth opportunities stemming from a balanced business model, improved financial flexibility and exceptional cash flow.

Q.
What do customers think of the transaction?

Overall, the customer base has responded quite positively. We anticipate being able to give them expanded service offerings and choices after the transaction closes, including a broader set of specialty and disease management programs.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

        Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

        Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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Updates to Website Frequently Asked Questions
ADDITIONAL INFORMATION AND WHERE TO FIND IT